Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$246,370	$610,825	$431,196	$383,954	$511,770
Add:
Interest expense (1)	148,044	162,909	174,661	195,368	196,368
Portion of rents representative of the interest factor	14,927	15,807	18,367	22,259	22,564
Amortization of capitalized interest	—	—	—	—	973
Income as adjusted	$409,341	$789,541	$624,224	$602,049	$731,675
Fixed charges:
Interest expense	$148,044	$162,909	$174,661	$195,368	$196,368
Portion of rents representative of the interest factor	14,927	15,807	18,367	22,259	22,564
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	30,917	29,830	29,878	27,841	27,841
Total fixed charges	$193,888	$208,546	$222,906	$245,468	$246,773
Ratio of earnings to fixed charges (2)	2.11	3.79	2.80	2.45	2.96
Ratio of earnings to fixed charges (exclusive of non-controlling interest) (2)	2.51	4.42	3.23	2.76	3.34

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.